Filed by ACP Holdings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ACP Holdings Acquisition Corp.

Commission File No.: 001-43225

The following Investor Day press release was made widely available via Global Newswire on November 9, 2026 in connection with the proposed business combination between ACP Holdings Acquisition Corp. and May Mobility, Inc.

May Mobility to Host Investor Day on November 12 as Company Advances Toward Nasdaq Listing

●	May Mobility to host Investor Day on Thursday, November 12, 2026

●	Event to provide a comprehensive overview of May Mobility’s technology and business

●	Event is part of May Mobility’s process toward a Nasdaq listing following the announcement on September 16, 2026 of the proposed business combination with ACP Holdings Acquisition Corp.

●	Please register using the following link: Register Here

ANN ARBOR, MI, November 9, 2026 — May Mobility, Inc. (“May Mobility”), a global autonomous vehicle (AV) technology company, will host an Investor Day for analysts and investors on Thursday, November 12, 2026. The event is part of May Mobility’s ongoing process toward a Nasdaq listing, supported by the fully committed $120 million PIPE announced in connection with May Mobility’s proposed business combination with ACP Holdings Acquisition Corp. (Nasdaq: ACGC) (“ACP Holdings”), a publicly traded special purpose acquisition company.

The event will provide a comprehensive overview of May Mobility’s technology and business. Participants are welcome to register to join us virtually linked HERE or on our website at https://maymobility.com/posts/may-mobility-to-host-investor-day-on-november-12-as-company-advances-toward-nasdaq-listing/.

Speakers

●	Ed Olson – Chief Executive Officer

●	Tom Fennimore – Chief Financial Officer

●	Sid Venkatesan – Chief Strategy Officer & General Counsel

●	Manik Dhar – Chief Commercial Officer

●	Jacob Crossman – Senior Vice President of Autonomy

●	Balajee Kannan – Senior Vice President of Autonomy Core Engineering

Event Details

●	Date: Thursday, November 12, 2026

●	Time: 3:00 PM – 4:30 PM ET

●	Registration: HERE or on our website at https://maymobility.com/posts/may-mobility-to-host-investor-day-on-november-12-as-company-advances-toward-nasdaq-listing/.

Upcoming Conference Attendance

●	Barclays Global Automotive and Mobility Tech Conference | November 19, 2026, New York, NY

●	UBS Global Technology and AI Conference | Scottsdale, AZ, November 30, 2026

●	Raymond James TMT Conference | December 7, 2026, New York, NY

●	Bernstein Industrials & Energy Conference | December 9, 2026, New York, NY

About May Mobility

May Mobility develops autonomous vehicle technology for commercial ride-hail services. Its patented physical AI system runs entirely on-vehicle, integrating deep learning, a dynamic world model and a real-time reasoning engine to navigate through new and complex situations on the road. In partnership with Toyota Motor Corporation, NTT, Lyft, Uber and Grab, May Mobility delivers Autonomy-as-a-Service (AaaS) at commercial scale and has completed more than half a million commercial autonomous rides across deployments in the U.S. and Japan. For more information, visit maymobility.com.

Investor Contact

May Mobility

Maymobility@icrinc.com

Media Contact

May Mobility

press@maymobility.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. All statements contained in this press release that do not relate to matters of historical fact, including statements about May Mobility’s and ACP Holdings’ beliefs, plans, and expectations, should be considered forward-looking. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include but are not limited to statements regarding May Mobility’s future results of operations and financial condition, business strategy, AV technology, systems, research and development costs, regulatory approvals, potential market opportunity, anticipated trends in May Mobility’s business, timing and likelihood of success, as well as plans and objectives of management for future operations, the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for May Mobility to increase in value.

These forward-looking statements are based on information available as of the date of this press release and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing May Mobility’s or ACP Holdings’ views as of any subsequent date, and May Mobility and ACP Holdings do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside ACP Holdings’ and May Mobility’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the risk that the benefits of the proposed business combination may not be realized; the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of ACP Holdings’ securities; the amount of redemption requests made by ACP Holdings public shareholders and the failure to satisfy the conditions to the consummation of the proposed business combination, including the failure of ACP Holdings’ shareholders to approve and adopt the proposed business combination; risks related to the scaling of May Mobility’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be initiated following announcement of the proposed business combination; the combined company’s continued listing on Nasdaq; the risk that the proposed transaction disrupts current plans and operations of May Mobility as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the proposed business combination; risks associated with changes in applicable laws or regulations applicable to May Mobility’s solutions and services and May Mobility’s international operations; the possibility that the combined company may be adversely affected by other economic, geopolitical, business, and/or competitive factors; the ability of May Mobility or the combined company to raise capital in the future; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in ACP Holdings’ filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

ACP Holdings and May Mobility caution that the foregoing list of factors is not exclusive. ACP Holdings and May Mobility caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements are not guarantees of future performance. Neither May Mobility nor ACP Holdings gives any assurance that either May Mobility or ACP Holdings will achieve its expectations. The inclusion of any statement in this press release does not constitute an admission by May Mobility or ACP Holdings or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed transaction between ACP Holdings and May Mobility, ACP Holdings and May Mobility intend to file with the SEC, as co-registrants, a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of ACP Holdings and a preliminary prospectus relating to the securities to be issued in connection with the proposed transaction (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, ACP Holdings plans to mail a definitive proxy statement/prospectus to all ACP Holdings and May Mobility shareholders as of a record date to be established for voting on the proposed transaction. ACP Holdings will also file other documents regarding the proposed transaction with the SEC. This press release is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that May Mobility or ACP Holdings may file with the SEC or send to ACP Holdings’ shareholders in connection with the proposed transaction.

This press release does not contain all of the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the transaction. Before making any voting or investment decision, investors and securityholders of ACP Holdings and May Mobility are urged to read the Registration Statement, the Proxy Statement/Prospectus and all other relevant documents filed or to be filed with the SEC in connection with the proposed transaction carefully when they become available because they will contain important information about May Mobility, ACP Holdings, the proposed transaction and related matters. Investors and securityholders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and all other relevant documents filed with the SEC by May Mobility and ACP Holdings through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by ACP Holdings may be obtained by written request to ACP Holdings at ACP Holdings Acquisition Corp., 3131 Eastside Street, Houston, Texas 77098, and the documents filed by May Mobility may be obtained by written request to May Mobility at 650 Avis Drive, Suite 100, Ann Arbor, Michigan 48108.

Participants in the Solicitation

ACP Holdings, May Mobility and certain of their respective directors, executive officers, and employees may be deemed to be participants in the solicitation of proxies from ACP Holdings’ shareholders in connection with the proposed transaction. Information about ACP Holdings’ directors and executive officers and their ownership of ACP Holdings’ securities is set forth in ACP Holdings’ filings with the SEC. A list of the names of May Mobility’s directors and executive officers and information regarding their interests in the proposed transaction will be included in the Proxy Statement/Prospectus when it becomes available. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed transaction when available. Investors and securityholders should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This press release shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACP Holdings, May Mobility or the combined company resulting from the proposed transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Distribution of this press release is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.

4